December 31, 2019

Brian S. John
Chief Executive Officer
CBD Brands, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

       Re: CBD Brands, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 13, 2019
           CIK No. 0001760903

Dear Mr. John:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Business Operations, page 1

1. We note your revisions in response to prior comment 3 on page 1. Please further revise to avoid using jargon and to explain the tests and their results so that a lay person can understand. With respect to the sun care products noted on page 2 that are in "various stages of FDA required testing," please clarify whether the tests described on page 1 are the tests to which you are referring here. If not, please expand your disclosure to describe the tests and their results.
 Brian S. John
FirstName LastNameBrian S. John
CBD Brands, Inc.
Comapany31, 2019 Brands, Inc.
December NameCBD
Page 2
December 31, 2019 Page 2
FirstName LastName
Our Growth Strategy, page 2

2. We note your revised disclosure in response to prior comment 5. However, your revised disclosure on page 1 continues to imply that your products that are infused with CBD will have certain benefits through the activation of CB2, even though on page 2 you state that you cannot make any claims as to such benefits prior to performing certain testing. We also note you continue to refer to the addition of CBD to increase efficacy of products on pages 2 and 33. Please reconcile and revise your disclosure throughout your prospectus accordingly.
3. We note your response to prior comment 6, but it remains unclear what the nature of the specialty clinics will be. Please revise to explain, for example, what the purpose of the clinics will be, what products and/or services will be provided there, whether workers there will be employed by the company, who you are referring to by the term
         "recommending physicians" and what your relationship to such physicians will be.
Our Market Opportunity, page 2

4. We note your response to prior comment 12 that you compete in the "sun care and CBD markets." Where you discuss your market opportunity on page 2 and elsewhere, we note you discuss the size of the "collective market for CBD sales" and an expected compound annual growth rate through 2024. Please tell us why you believe it is appropriate to include these figures when your current sun care and even future skin care products represent only a portion of "the collective market for CBD." Alternatively, revise to remove this disclosure or provide disclosure tailored to your addressable market.
Use of Proceeds, page 22

5. Please expand the disclosure added in response to prior comment 17 to include the approximate amount intended to be used for each such purpose. In addition, where you indicate that proceeds will be used for "product research and development costs" and
         "clinical research and trials," also identify the product candidate(s), the amounts to be allocated to each candidate, and how far in the development of the candidate you expect to reach with the offering proceeds.
Business, page 32

6. We note your response to prior comment 22, but it remains unclear why you describe the research protocol detailed on page 32 as "abbreviated." If you are following a typical research protocol for approval by the FDA, please revise to delete this characterization.
Intellectual Property, page 32

7. Please expand your disclosure in response to prior comment 25 to clarify to which product(s) the provision patent application relates.
 Brian S. John
CBD Brands, Inc.
December 31, 2019
Page 3

       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian S. John
                                                          Division of
Corporation Finance
Comapany NameCBD Brands, Inc.
                                                          Office of Life
Sciences
December 31, 2019 Page 3
cc:       Arthur Marcus
FirstName LastName